Board of Directors
YaFarm Technology, Inc.
197 Route 18 South
Suite 3000, PMB 4157
East Brunswick, NJ 08816

December 14, 2012

Re: Resignation as Chief Executive Officer and Director at YaFarm Technology, Inc.

Dear Mr. Du:

This letter is to notify you that I am resigning as Chief Executive Officer and Director of YaFarm Technology, Inc. for personal reasons. My resignation will take effect as of the date hereof.

I wish you and the Company continuing success.

Sincerely,

Zhiguang Zhang

Zhiguang Zhang